Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands, except ratios)

	Nine Months Ended September 30,
	2014	2013
Earnings:
Net loss(1)	$(30,207)	$(51,250)
Fixed Charges	56,616	35,905
Interest capitalized	(9,374)	(10,484)
Amortization of previously capitalized interest	3,114	606
Total	20,149	(25,223)
Fixed Charges:
Interest cost and debt expense	43,028	22,145
Interest capitalized	9,374	10,484
Interest allocable to rental expense(2)	4,214	3,276
Total Fixed Charges	$56,616	$35,905
Preferred limited partner dividends	13,298	8,277
Total Fixed Charges and Preferred Dividends	$69,914	$44,182
Ratio of Earnings to Fixed Charges(3)	0.36	—
Ratio of Earnings to Fixed Charges and Preferred Dividends(3)	0.29	—

(1)	Includes loss on asset sales and disposal of $1.7 million and $2.0 million for the nine months ended September 30, 2014 and 2013, respectively.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)

Due to the Partnership’s net loss for the nine months ended September 30, 2013, its earnings were insufficient to cover its fixed charges by $61.1 million. Its earnings were also insufficient to cover its fixed charges and preferred dividends by $69.4 million for the nine months ended September 30, 2013.